As filed with the Securities and Exchange Commission on April 25, 2001
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                         ----------------------------
                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         ----------------------------

                               MODEM MEDIA, INC.

                       (Name of Subject Company (Issuer))

                         ----------------------------

                               MODEM MEDIA, INC.

                       (Name of Filing Person (Offeror))

                         ----------------------------

       Certain Options under Modem Media, Inc. 2000 Stock Incentive Plan,
            Modem Media.Poppe Tyson, Inc. 1999 Stock Incentive Plan,
 Modem Media.Poppe Tyson, Inc. Amended and Restated 1997 Stock Option Plan and
                 Vivid Holdings, Inc. 1999 Stock Incentive Plan to Purchase Common Stock, Par Value $.001 per Share, of Modem Media, Inc.
                        Held by Eligible Option Holders
                         (Title of Class of Securities)

                         ----------------------------
                                       *
                                (CUSIP Number of
                                    Class of
                                  Securities)

                         ----------------------------
                                   copies to:
           Sloane Levy, Esq.                         Alan Dean, Esq.
           Modem Media, Inc.                      Davis Polk & Wardwell
            230 East Avenue                       450 Lexington Avenue
           Norwalk, CT 06855                       New York, NY 10017
          Tel: (203) 299-7000                      Tel: (212) 450-4000

          (Name, address and telephone number of person authorized to receive notices and communications on behalf of
                                 filing person)

                           CALCULATION OF FILING FEE

Transaction Valuation: Not Applicable       Amount of Filing Fee: Not Applicable


[X] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 607533106.
================================================================================

     Attached below please find an email sent on April 25, 2001 by Modem Media, Inc.'s Chief Executive Officer to all of Modem Media's employees and a press release issued on April 25, 2001 by Modem Media, Inc. relating to Modem Media, Inc.'s announcement of its offer to exchange certain stock options held by eligible employees and directors of Modem Media, Inc.

To all Modem Employees:

Attached please find a press release announcing an important opportunity for certain employees holding Modem Media stock options.

As you know, the equity markets have been volatile this year. Our Board recognizes that the stock option program is a valuable program to employees and that the overall market environment has left many of you with options at prices that are higher than our stock's current trading price.

In response to this situation, the Board has approved the Modem Media Stock Option Exchange Program. This voluntary program allows Modem Media employees and directors who have not received options in the last six months to cancel their options with an exercise price greater than $6.00 and exchange them for new options that will be granted no earlier than 6 months and 1 day from the date of cancellation. We currently expect the new grant date to be November 30, 2001. The new options will have the same vesting schedule as the original options and an exercise price equal to the fair market value on the date such new options are granted. If any original options would have vested during this six month waiting period, then the new options will reflect this vest as well as any prior vests.

The process by which we can offer this opportunity to you is called a "Tender Offer", which is regulated by U.S. securities laws. When you receive your material, it may seem to you that our documentation and process is unnecessary, duplicative or overwhelming. However, all of our communications and our documentation have been prepared to ensure compliance with these laws and have been structured in a manner that is intended to be clear to you. We expect the tender offer process to start on April 30, 2001. On that day, you will receive an email from me that details the Stock Option Exchange Program, the possible benefits and risks and what you need to do if you choose to participate in the program. I encourage you to review the material in detail and consider your decision carefully.

Unfortunately we had to exclude option holders who have been granted options on or after November 28, 2000. If options were granted and canceled and then new options were granted within six months, the new options could be deemed to be repriced, resulting in variable accounting treatment. Variable accounting for such options would require Modem Media to record additional compensation expense each quarter for increases in the price of our common stock subject to outstanding repriced options until the repriced options were exercised or canceled or expired. This could have unfavorable consequences on our earnings.

We continue to believe that Modem Media's opportunities for growth are solid. We want to provide the best ways to reward employees for all the work that has been done to build the current business foundation and for the hard work we will expend to take advantage of the opportunities being presented to us.

Sincerely,

Marc

Contact:

Press & Media:                                        Investors:
Melissa Viglielmo                                     Frank Connolly
VP, Corporate Marketing & Strategy                    Chief Financial Officer
203-299-7522                                          203-299-7157
mviglielmo@modemmedia.com                             fconnolly@modemmedia.com
-------------------------                             ------------------------


    MODEM MEDIA ANNOUNCES VOLUNTARY STOCK OPTION EXCHANGE OFFER FOR ELIGIBLE
                            EMPLOYEES AND DIRECTORS


Norwalk, CT - April 25, 2001 - Modem Media (NASDAQ: MMPT), a leading Internet professional services firm, today announced that its Board of Directors approved a voluntary stock option exchange offer for its eligible employees and directors. Participating Modem Media employees and directors will have the opportunity to cancel previously granted options with an exercise price greater than $6.00 per share in exchange for an equal number of new options to be granted on a specified future date, which will be at least six months and a day following the date when Modem Media cancels the old options. The exercise price of these new options will be set at the fair market value of the Company's common stock as of the new grant date, which is currently expected to occur later this year.

Modem Media currently expects to commence the exchange offer on April 30, 2001 and to end the exchange offer on May 25, 2001. At that time, 495 employees and directors, holding a total of approximately 2,986,200 options in aggregate, will be eligible to participate in this exchange. The current exercise price of those eligible options ranges from $6.50 to $50.38. This offer is available only to current employees or directors who have not received any options within the last six months and one day, or on or after November 28, 2000.

About Modem Media

Founded in 1987, Modem Media (http://www.modemmedia.com) is a leading Internet professional services firm focused on solving marketing and customer management problems facing global companies most impacted by digital change. By combining technology-driven solutions with a deep understanding of customer needs, Modem Media creates more rewarding solutions for clients and their customers. Headquartered in Norwalk, CT, with offices in New York City, San Francisco, Toronto, London, Paris, Munich, Hong Kong and Sao Paulo, Modem Media leverages its deep experience in marketing and business strategy, creative design, and technology to deliver integrated service offerings on a global basis. With approximately 850 people worldwide, Modem Media has created customer-focused Internet solutions for global brands such as Citibank, Delta Air Lines, Friends Provident, General Electric, General Motors, IBM, JCPenney, Kraft, Michelin and Philips.

        --------------------------------------------------------------

Eligible option holders should carefully read all of the exchange offer documents (including an offer to exchange, a related letter of transmittal and other offer documents) when they become available, before deciding whether or not to exchange their options. We will file the exchange offer documents on schedule with the U.S. Securities and Exchange Commission (the "SEC"). The exchange offer documents will be available for free on the SEC web site at http://www.sec.gov. All documents in connection with the exchange offer will also be distributed by Modem Media to eligible option holders for their review, at no expense to them. Modem Media currently expects this to occur on April 30, 2001.

        --------------------------------------------------------------

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                      Modem Media, Inc.

                                      /s/ Marc C. Particelli

                                      Marc C. Particelli
                                      Chief Executive Officer

Date:  April 25, 2001